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U.S. Securities and Exchange Commission
Washington, D.C. 20549

03018963

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 27 2003
WASH. D.C.
187

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

For 3/26/03
Current Report on Form 8-K Series 2003-QS4
Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part (give period of report)

333-101791
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
MAR 31 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 25th day of March, 2003.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________________
Julie Malanoski
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Deal Size:	$447,368,421	Issue Date:	03/01/03
Pricing Speed:	100 PPC	Settlement Date:	03/28/03
Total Classes:	8	First Pay Date:	04/25/03
Deal File:	rall03qs4c		

Class	Description	Class Size	Coupon	WAL (yrs)	TSY	TSY yld	Spread	Yield	Price	Mod Dur	First Pay	Last Pay	PAC Band
A1	seq	$50,000,000.00	4.25000	3.59702							04/03	03/16	N/A
A2	seq	$287,214,000.00	4.50000	3.59702							04/03	03/16	N/A
A3	seq	$15,570,000.00	5.17500	16.60803							03/16	12/32	N/A
A4	seq fltr	$72,216,000.00	1.70000	3.59702							04/03	03/16	N/A
A5	seq inv-io	$72,216,000.00	6.80000	3.59702							04/03	03/16	N/A
A6	io	$58,437,500.00	6.00000	4.07368							04/03	12/32	N/A
PO	po	$0.00	0.0	0.00000							03/03	03/03	N/A
B	subs	$22,368,421.10	6.00000	10.00268							04/03	12/32	N/A

Floating Rate CMOs:

Class	Type	Index	Index Val	Formula	Cap	Floor	Leverage	Delay
A4	Floater	1moL	1.27000	0.43+1moL	8.50000	0.43000	1.	0
A5	Inverse	1moL	1.27000	8.07-1moL	8.07000	0.0	-1.	0

Collateral Assumptions:

Name	Oterm	WAM	AGE	Gross	Net	#Pools
W.Loan	360	357	2	6.5	6.0	1

PPC Curve = 10-20 for first 12 months, then 20 CPR for Life

Pay Rules
1 Pay A!,A2,A4 Prorata until retired
2 Pay A3 until retired

A5 is notional with A4

A6 is notional with the Senior Certificates.

RALI03QS4C A6

Bond Description					
Name / Class:	RALI03QS4C A6	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$447,368,421.10	Settlement Date:	03/28/2003
Coupon:	6.000000 %	Net Coupon:	6.000000 %	Issue Date:	03/01/2003
Formula:	N/A	Gross Coupon:	6.500000 %	First Pay Date:	04/25/2003
Orig. Balance:	$58,437,500.00	Srvc Fee:	0.500000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	24
Factor date:	03/01/2003	Current WAM:	357 mos		
Current Cap:	N/A	Current Age:	2 mos		
Current Floor:	N/A				
Cur. Balance:	$58,437,500.00				

CMO Price -> Yield Sensitivity Table

Price	1*0 USR	1*.5 USR	1*1 USR	1*1.5 USR	1*2 USR	n/a NULL	n/a NULL	n/a NULL	n/a NULL
17-20	34.01720	22.27460	9.39260	-5.70670	-26.19180				
17-23	33.81820	22.08150	9.20470	-5.89540	-26.41570				
17-26	33.62130	21.89060	9.01880	-6.08200	-26.63760				
17-29	33.42650	21.70170	8.83500	-6.26660	-26.85740				
18-00	33.23380	21.51490	8.65310	-6.44920	-27.07530				
18-03	33.04320	21.33000	8.47320	-6.62980	-27.29120				
18-06	32.85460	21.14710	8.29530	-6.80850	-27.50520				
18-09	32.66790	20.96620	8.11920	-6.98530	-27.71730				
18-12	32.48320	20.78710	7.94500	-7.16020	-27.92750				
WAL	19.41710	7.60240	4.07370	2.60110	1.84300				
Mod. Dur	2.65	2.73	2.81	2.80	2.34				
Spread	2874.6	1801.0	605.7	-841.4	-2872.2				
First Date	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03				
Last Date	12/25/32	12/25/32	12/25/32	12/25/32	11/25/09				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

COB: 03/24/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.141	1.179	1.296	1.683	2.176	3.012	4.121	5.093
OnTR/Swp Spd	1.172	1.176	1.343	1.678/31	2.101/45	2.948/45	3.977/45	4.944/30
OnTR Price	99-22+	99-13+	101-20	99-21+	109-26+	100-07+	99-05+	106-15+

1 Mo L	3Mo L	11Cof	Prime
1.309	1.290	2.308	4.250

15Mtg	30Mtg	FN5.5Apr	FN6.0Apr
4.870	5.940	101-14	99-01

CAP VOLS (years)					
1	2	3	5	10	30
49.950	54.390	48.310	38.030	27.150	20.930

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
25.690	26.940	18.130	13.160

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	40	DEFAULT

RALI03QS4C A1

Bond Description

Name / Class:	RALI03QS4C A1	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$447,368,421.10	Settlement Date:	03/28/2003
Coupon:	4.250000 %	Net Coupon:	6.000000 %	Issue Date:	03/01/2003
Formula:	N/A	Gross Coupon:	6.500000 %	First Pay Date:	04/25/2003
Orig. Balance:	$50,000,000.00	Srvc Fee:	0.500000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	24
Factor date:	03/01/2003	Current WAM:	357 mos		
Current Cap:	N/A	Current Age:	2 mos		
Current Floor:	N/A				
Cur. Balance:	$50,000,000.00				

CMO Price -> Yield Sensitivity Table

Price	1*0 USR	1*.5 USR	1*1 USR	1*1.5 USR	1*2 USR	n/a NULL	n/a NULL	n/a NULL	n/a NULL
99-30	4.26970	4.24720	4.21740	4.18360	4.14810				
100-01	4.26210	4.23000	4.18750	4.13950	4.08900				
100-04	4.25440	4.21280	4.15780	4.09550	4.03000				
100-07	4.24680	4.19570	4.12810	4.05160	3.97110				
100-10	4.23920	4.17860	4.09840	4.00770	3.91230				
100-13	4.23160	4.16150	4.06880	3.96390	3.85360				
100-16	4.22390	4.14450	4.03930	3.92020	3.79500				
100-19	4.21640	4.12740	4.00970	3.87660	3.73650				
100-22	4.20880	4.11040	3.98030	3.83300	3.67810				
WAL	19.03220	6.91010	3.59700	2.32580	1.69770				
Mod. Dur	12.23	5.45	3.14	2.13	1.59				
Spread	-22.8	81.6	170.6	216.1	231.6				
First Date	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03				
Last Date	07/25/32	02/25/26	03/25/16	09/25/10	03/25/08				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

COB: 03/24/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OnTR Yld	1.141	1.179	1.296	1.683	2.176	3.012	4.121	5.093
OnTR/Swp Spd	1.172	1.176	1.343	1.678/31	2.101/45	2.948/45	3.977/45	4.944/30
OnTR Price	99-22+	99-13+	101-20	99-21+	109-26+	100-07+	99-05+	106-15+

1 Mo L	3Mo L	11Cof	Prime
1.309	1.290	2.308	4.250

15Mtg	30Mtg	FN5.5Apr	FN5.0Apr
4.870	5.940	101-14	99-01

CAP VOLS (years)					
1	2	3	5	10	30
49.950	54.390	48.310	38.030	27.150	20.930

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
25.690	26.940	18.130	13.160

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	40	DEFAULT

Financial Engineering Group
Greenwich Capital Markets

User: lcinwac
March 25, 2003 12:33 PM

RALI03QS4C A2

Bond Description					
Name / Class:	RALI03QS4C A2	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$447,368,421.10	Settlement Date:	03/28/2003
Coupon:	4.500000 %	Net Coupon:	6.000000 %	Issue Date:	03/01/2003
Formula:	N/A	Gross Coupon:	6.500000 %	First Pay Date:	04/25/2003
Orig. Balance:	$287,214,000.00	Srvc Fee:	0.500000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	24
Factor date:	03/01/2003	Current WAM:	357 mos		
Current Cap:	N/A	Current Age:	2 mos		
Current Floor:	N/A				
Cur. Balance:	$287,214,000.00				

CMO Price -> Yield Sensitivity Table

Price	1*0 USR	1*.5 USR	1*1 USR	1*1.5 USR	1*2 USR	n/a NULL	n/a NULL	n/a NULL	n/a NULL
101-13	4.40100	4.22870	4.00130	3.74410	3.47350				
101-16	4.39330	4.21170	3.97210	3.70090	3.41580				
101-19	4.38570	4.19480	3.94290	3.65790	3.35810				
101-22	4.37800	4.17790	3.91380	3.61490	3.30050				
101-25	4.37040	4.16100	3.88470	3.57190	3.24310				
101-28	4.36280	4.14420	3.85560	3.52910	3.18570				
101-31	4.35510	4.12740	3.82660	3.48630	3.12840				
102-02	4.34750	4.11060	3.79770	3.44350	3.07120				
102-05	4.33990	4.09380	3.76880	3.40090	3.01410				
WAL	19.03220	6.91010	3.59700	2.32580	1.69770				
Mod. Dur	12.03	5.45	3.16	2.14	1.60				
Spread	-9.7	79.8	149.3	172.5	164.7				
First Date	04/25/03	04/25/03	04/25/03	04/25/03	04/25/03				
Last Date	07/25/32	02/25/26	03/25/16	09/25/10	03/25/08				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

COB: 03/24/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.141	1.179	1.296	1.683	2.176	3.012	4.121	5.093
OnTR/Swp Spd	1.172	1.176	1.343	1.678/31	2.101/45	2.948/45	3.977/45	4.944/30
OnTR Price	99-22+	99-13+	101-20	99-21+	109-26+	100-07+	99-05+	106-15+

1 Mo L	3Mo L	11Cof	Prime
1.309	1.290	2.308	4.250

15Mtg	30Mtg	FN5.5Apr	FN5.0Apr
4.870	5.940	101-14	99-01

CAP VOLS (years)					
1	2	3	5	10	30
49.950	54.390	48.310	38.030	27.150	20.930

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
25.690	26.940	18.130	13.160

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	40	DEFAULT

GMAC RFC

5

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT TO THE FORM 8-K IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

March 25, 2003

US Securities and Exchange Commission
Office of Filings and Information
450 Fifth Street, NW
Washington, D.C. 20549
Att: The Filing Desk/Document Control

Re: RESIDENTIAL ACCREDIT LOANS, INC.
MORTGAGE PASS-THROUGH CERTIFICATES, 2003 - QS4
SEC File Number: 333-101791

Dear Sir/Madam:

In connection with the above referenced transaction, enclosed please find three (3) conformed copies of the Exhibits to the Current Report Form 8-K submitted pursuant to Rule 202 of Regulation S-T with the Securities and Exchange Commission in connection with the issuance of the above-referenced Certificates.

Please acknowledge acceptance of this filing by date stamping the enclosed copy of this letter and returning it in the provided self-addressed stamped envelope.

If you have any questions, please contact me at (952) 857-7347. Thank you.

Sincerely

Sahvann Caldwell

Enclosures